

October 4, 2012

Via E-Mail
Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re:** **Workday, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2012**
> **File No. 333-183640**

Dear Mr. Peek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1.   We note your disclosure on page 92 that you may elect in the future to avail yourself of the controlled company exemption of the corporate governance requirements of the New York Stock Exchange. Please advise us whether a risk factor is appropriate to discuss the potential effect of this exemption on your public shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation

Common Stock Valuations, page 58

2.   We have reviewed your response to prior comment 1 in your letter dated October 1, 2012 and October 2, 2012 related to the increase in the fair value of your common stock. Please provide us with additional detail to explain the significant increase in the fair value of your common stock from May and June 2012 to the midpoint of the estimated IPO price range. In this regard, please address the following:

- We note from your response that the financial forecasts provided to the underwriters were "substantially similar" as those used for your July 31, 2012 valuation. Please explain the difference(s) between the two financial forecasts;

- Please tell us your basis in determining that a 50% weighting to each of the last 12 months revenue and the future 12 months was appropriate under the market approach for your July 31, 2012 valuation. Please also tell us the weighting applied to the last 12 months revenue and the future 12 months for your May 1, 2012 valuation;

- Please tell us your basis for using a discount rate of 30% and 32.5% for your July 31, 2012 and May 1, 2012 valuations, respectively. Please also tell us the discount rates the underwriters used in determining the estimated IPO price range;

- Please tell us your basis for using an exit multiple of 3.5 for your July 31, 2012 valuation. Please also provide us with the exit multiples the underwriters used in determining the estimated IPO price range;

- Please tell us how the underwriters weighted the income and market approaches in their determination of the estimate IPO price range;

- We note the release of Workday 17 had not yet been launched as of the July 31, 2012 valuation date. Please tell us when Workday 17 was launched and clarify how product development and market acceptance is factored into your valuations. In this regard, please clarify whether the growth in the value of the contracts entered into in the third quarter of fiscal 2013 was factored into any of the company's valuations; and

- Please provide us with any additional information that you believe would be useful in helping us understand the reason for the difference in fair value of your common stock from May and July 2012 to August 2012.

3.   We refer you to your response to prior comment 4 in our letter dated August 22, 2012. In relation to your schedule of the multiples of trailing 12 months and future 12 months, please address the following:

   a. Please clarify why the future 12 months multiples were lower than the trailing 12 months multiples; and

   b. Please tell us how the exit multiple of 3.5 relates to the trailing 12 month multiples and the future 12 month multiples.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
       Jeffrey Vetter, Esq.
       Fenwick & West LLP